Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 5, 2025

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 115 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811- 23312; 333- 221764

Dear Ms. O’Neal:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 28, 2025, with respect to the Registration Statement and the Trust’s proposed seven new series, VistaShares Pershing Square Select ETF, VistaShares Scion Asset Management Select ETF, VistaShares Target 15 Scion Asset Management Select Income ETF, VistaShares Duquesne Select ETF, VistaShares Target 15 Duquesne Select Income ETF, and VistaShares Berkshire Select ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined here have the same meaning as in the Amendment.

As noted in response to Comment 2 below, certain the Funds’ names will be revised as reflected in the corresponding response.

Prospectus

1.	General Comment – please apply comments made on one section of the registration statement to similar sections of the registration statement, as applicable.

Response: The Trust confirms that has, where applicable, applied the below comments and responses related to one section of the registration statement to other similar sections of the registration statement.

2.	In determining whether a particular name is misleading the standard is whether the name would lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investment or the risks of those investments. See Investment Company Names, Release IC-24828 (Jan. 17, 2001). Considering that the Funds’ strategies are all subject to an Upside Cap, please explain why inclusion of “Pershing Square,” “Scion Asset Management,” “Duquesne,” and “Berkshire” in the respective Funds’ name are not materially deceptive or misleading given that those investment managers are neither a sponsor, distributor, investment adviser or otherwise affiliated with the relevant Fund(s) or consider revising the names of the Funds.

Response: The Trust acknowledges the Staff’s comment. In addition, the Trust notes that it has determined to revise the following Fund names as shown in the following chart to better reflect each Fund’s strategies:

Old Name	New Name
VistaShares Pershing Square Select ETF	VistaShares ACKtivist Select ETF
VistaShares Target 15 Pershing Square Select Income ETF	VistaShares Target 15 ACKtivist Select ETF
VistaShares Scion Asset Management Select ETF	VistaShares BigShort Select ETF
VistaShares Target 15 Scion Asset Management Select Income ETF	VistaShares Target 15 BigShort Select Income ETF
VistaShares Duquesne Select ETF	VistaShares DRUKMacro Select ETF
VistaShares Target 15 Duquesne Select Income ETF	VistaShares Target 15 DRUKMacro Select Income ETF

Regarding the VistaShares Berkshire Select ETF, the Trust respectfully believes that the current name accurately reflects the Fund’s strategy and is neither materially deceptive nor misleading because, among other things, the Fund will invest 10% of its assets in such security. Furthermore, the Trust has significantly bolstered the Prospectus disclosures to clarify that each of the foregoing entities has no involvement in the Funds’ strategies. For example, each Fund’s Item 4 prospectus disclosures will include language substantially similar to the following:

The Fund was not developed or created by, and is not sponsored, endorsed, or approved by [Firm]. Moreover, [Firm] did not participate in the development of the Fund’s investment strategy. [Firm] does not select or approve the Fund’s portfolio holdings, nor does it participate in the construction, design, or implementation of the Fund. [Firm] does not provide any assurances, guarantees, or representations regarding the Fund or its performance. Nothing herein shall be construed as an offer of any security by [Firm].

3.	With respect to each Fund that discloses, in its Principal Investment Strategies section, that it is an actively managed fund but that its management approach, “ closely resembles that of a passively managed fund, with limited discretion used primarily to address regulatory or tax considerations,” please supplementally explain how each Fund is not a passively managed fund.

Response: In seeking to achieve the Fund’s investment objective, the investment sub-adviser will use investment discretion to determine whether to invest directly or synthetically in each security in the Index based on relevant market factors and will reallocate each Fund’s portfolio holdings more frequently than the Index is rebalanced when it believes doing so is in the Fund’s interest. The Funds’ investment strategy disclosures have been supplemented to reflect the foregoing.

4.	For each Fund that qualifies the disclosure referenced in Comment 4 above, with disclosure that it will concentrate its investments to “approximately” the same extent as the Index, please deleted the word “approximately,” as this is not permitted under relevant guidance. See SEC No-Action, First Australia Fund Inc., (July 29, 1999) (“First Australia”), available at: Division of Investment Management No-Action Letter: The First Australia Fund, Inc..

Response: The Trust acknowledges the Staff’s comments and respectfully notes that First Australia also provides that:

Section 8 (b)(1) permits a fund to implement a concentration 'policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement.

[p. 2]

We also respectfully note that First Australia permits First Australia Fund Inc., a non-diversified investment company to utilize discretion to concentrate its portfolio differently than the concentration of the Index that it primarily tracks, provided it describes in its registration statement, “insofar as practicable, the extent to which the Fund intends to concentrate in an industry by setting clear, objective limitations on the manager’s ability to freely concentrate in an industry.” (Id., at p. 3). The Fund respectfully believes that its registration statement disclosure, as revised, appropriately describes the circumstances where it may use some degree of discretion in otherwise tracking the index and its concentration (e.g. more frequent rebalancing than the Index). Accordingly, the Trust respectfully believes that the use of “approximately” in this context both provides accurate information to shareholders and is permissible under First Australia.

5.	For each Fund that discloses, in its Principal Investment Strategies – Fund Attributes section, that it will concentrate its investments to the extent the Index concentrates in the securities of a particular industry or group of related industries, please also:

a.	Disclose, as applicable, the industry or industries in which the Index currently concentrates.

Response: The Trust has revised the relevant disclosure consistent with the Staff’s comment.

b.	Disclose the risks of such industry or industries in the Principal Investment Risks section of each Fund’s prospectus, as applicable.

Response: The Trust has revised the relevant disclosure consistent with the Staff’s comment.

c.	In each Fund’s SAI, make corresponding revisions to each Fund’s fundamental investment restriction related to concentrating its investment in an industry or group of related industries, as applicable.

Response: The Trust has revised each Fund’s fundamental investment restriction related to concentrating its investment in an industry or group of related industries consistent with this Staff comment and the Trust’s response to Comment 4.

6.	For each Fund that discloses in its prospectus that, “NONE OF THE FUND, TIDAL TRUST III, THE ADVISER, OR THE SUB-ADVISER ARE AFFILIATED WITH . . ,” please add the Index Provider to the listed entities in this disclosure, if accurate.

Response: The Trust has added the Index Provider to the listed entities in this disclosure.

7.	For each Fund that contains “Target 15” in its name, please file a 485BXT in EDGAR to extend the effective date of such Funds’ registration statements until such time as current discussion between Staff and the Adviser related to fund names containing this and similar terms results in an agreed upon approach.

Response: The Trust agrees that if there is not a mutually agreed upon approach in place prior to the effective date, the Trust will make one or more 485BXT filings consistent with the Staff’s comment.

8.	In the Principal Investment Strategies section of each Fund’s prospectus, please add additional disclosure regarding the index methodology, including (1) the frequency of rebalancing; and (2) the weighting methodology.

Response: The Trust has revised the relevant disclosure consistent with the Staff’s comment.

9.	In the Purchase and Sale of Shares section of each Fund’s prospectus, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Trust has added the requested disclosure to the Purchase and Sale of Shares section of each Fund’s prospectus.

10.	In the Additional Information About the Funds section of the prospectus, in the disclosure related to each Index’s methodology, please add additional details describing each Index’s selection day, including clarifying the frequency of each selection day.

Response: The Trust has revised the relevant disclosure to provide additional detail and clarify the frequency of each selection day.

11.	In the risk chart contained in the Additional Information About the Funds -- Principal Risks of Investing, please supplementally explain why “Index Strategy Risks” is not indicated as principal risk for the Target 15 funds or, alternatively revise the chart to indicate that “Index Strategy Risks” is also a principal risk for each of the target 15 Funds.

Response: The Trust has revised the chart to indicate that “Index Strategy Risks” is also a principal risk for each of the target 15 Funds.

SAI

12.	In each Fund’s Fundamental Investment Restriction related to industry concentration(s), please disclose that if the applicable Index relating to each fund concentrates in the securities of a particular industry or group of industries, that fund will concentrate its investments in the same industry or group of industries. In addition, please disclose whether each Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response: The Trust has revised the relevant disclosure consistent with this Staff comment and the Trust’s response to Comment 4.

If you have any questions or require further information, please contact Jonathan Massey at (262) 226-4032 or jmassey@tidalfg.com.

Sincerely,

/s/ Jonathan R. Massey

Jonathan R. Massey

SVP of Legal Services

Tidal Investments LLC

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